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November 14, 2011	Jeremy C. Smith
T+1 202 508 4632
F+1 202 383 8331
jeremy.smith@ropesgray.com

BY FEDERAL EXPRESS AND EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Opportunistic Credit Fund

File Nos. 333-175891 and 811-22592

Dear Mr. Bartz:

Thank you for your letter, dated August 26, 2011 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest of DoubleLine Opportunistic Credit Fund (the “Fund”), which was filed with the SEC on July 29, 2011.

The following sets forth the Fund’s responses to the Staff’s comments.

Prospectus

Cover Page

1.

Comment: The Fund’s name includes the term “Credit.” However, disclosure in the prospectus provides that, under normal circumstances, the Fund “intends to invest at least 80% of its total assets in debt securities and income-producing investments of any kind.” Since “credit” is used to describe various types of debt securities, and since the Fund’s 80% policy would enable it to be fully invested in dividend-paying common stocks or other securities not typically associated with the term “credit,” please revise the 80% policy so it is consistent with the Fund’s name (i.e., limited to debt securities). Also, disclosure provides that, under normal circumstances, the Fund intends to invest at least 80% of its assets in debt securities. Please revise the policy to state that the Fund will invest at least 80% of its assets in a manner consistent with its name. See Rule 35d-l(a)(2) under the Investment Company Act of 1940.

Response: The Fund has adopted the following investment policy:

Under normal circumstances, the Fund will invest at least 80% of its total assets in debt securities, convertible securities, loans and other securities or instruments that provide investment exposure to the credit of an issuer, obligor or counterparty, including through credit default swaps and other derivatives.

2.

Comment: Investment Strategy. Disclosure states that the Fund may invest, without limitation, in residential and commercial mortgage-backed securities and asset-backed securities. Please add disclosure to make clear that the Fund considers privately-issued mortgage-backed and asset-backed securities to represent an industry or group of related industries for purposes of the Fund’s fundamental policy on industry concentration.

Response: The Fund has revised its fundamental investment restriction regarding industry concentration, set forth in the section of the Fund’s Statement of Additional Information captioned “Investment Restrictions––Fundamental Investment Restrictions,” as follows:

(4) The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry . . . except that the Fund under normal circumstances will invest at least 25% of its total assets in mortgage-backed and other asset-backed securities not issued or guaranteed as to principal or interest by the U.S Government or its agencies or instrumentalities and other investments that the Adviser determines have the same primary economic characteristics.

Summary (Page 3)

3.

Comment: The first paragraph on this page states that the Fund may use various derivative strategies. Please advise us whether derivatives will be used for meeting the Fund’s 80% asset policy and, if so, please explain to us how the Fund will value derivatives for meeting its 80% asset policy. Additionally, in your response letter to us, please provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of its 80% asset policy.

Response: The Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% test if and to the extent they provide, in the manager’s judgment, investment exposures comparable to those that would be provided by cash-market investments that would be appropriate to meet the test. Although, the Fund does not presently intend to use the notional values of derivatives for purposes of the Fund’s

80% test, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test. In either case, the Fund would use the same value/amount in determining the amount of the Fund’s exposure and the value of the Fund’s assets (that is, in both the “numerator” and the “denominator”).

4.	Comment: As derivatives are considered part of the Fund’s investment strategy, please review the derivatives disclosure throughout the registration statement in light of the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company institute, dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund has reviewed the derivatives disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with the referenced letter.

5.

Comment: Portfolio Contents. The first paragraph of this section states that the Fund may invest in other investment companies. Please confirm to us that any expenses incurred by investing in other investment companies will be included in the fee table. See General Instruction 10 to item 3 of Form N-2.

Response: The Fund confirms that any anticipated expenses resulting from expected investments in “acquired funds” during the Fund’s initial fiscal year will be included in the Fund’s expense table in accordance with Instruction 10 to Item 3 of Form N-2.

6.

Comment: Leverage. The first paragraph of this section states that the Fund intends to add leverage to its portfolio through the issuance of commercial paper. Please advise us whether the Fund intends to file a registration statement under the Securities Act of 1933 with regard to its offering of commercial paper. We may have additional comments based on your response.

Response: The Fund does not presently intend to issue commercial paper. Applicable disclosure in the Registration Statement has been revised to clarify the Fund’s present intention.

7.

Comment: The first paragraph of this section also provides that the Fund expects to enter into short sale transactions. Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

Response: The Fund confirms that an estimate of any dividends expected to be paid on the Fund’s expected short sale transactions in the Fund’s current fiscal year will be included in the Fund’s fee table.

Prospectus Summary – Principal Investment Strategies (page 9)

8.

Comment: Disclosure in the last paragraph of page 9 provides that the Fund may purchase real estate investment trust (REIT) equity or debt securities. Please describe the risks associated with these types of investments in the Prospectus Summary.

Response: The requested change has been made. The following disclosure has been added to the referenced section:

REIT Risk. An investment in a REIT may be subject to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation and environmental liabilities, and changes in local and general economic conditions, market value, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. In addition, an investment in a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, changes in the cost or availability of credit, or the failure by the REIT to qualify for tax-free pass-through of income under the Code, and to the risk of general declines in stock prices. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming. As a shareholder in a REIT, the Fund, and indirectly the Fund’s shareholders, would bear its ratable share of the REIT’s expenses and would at the same time continue to pay its own fees and expenses.

9.

Comment: Disclosure in the second paragraph of page 10 states that the Fund may engage in credit default swaps (“CDSs”). Please disclose that the Fund may write CDSs, why the Fund believes that writing CDSs is consistent with its investment objective and, later in the Prospectus Summary, disclose the specific risks of writing CDSs.

Response: The Prospectus currently discloses that the Fund may purchase or sell (i.e., write) CDS. The Prospectus also currently discloses risks associated with selling CDS. See “Principal Risks of the Fund––Credit Default Swaps Risk.” Accordingly, no change has been made in response to the Staff’s comment.

The Fund respectfully declines to disclose in its Registration Statement why transacting in any specific investment is consistent with its investment objective because the Fund’s investment adviser seeks to build an entire portfolio of investments that will collectively achieve the Fund’s investment objective. The Fund notes supplementally, however, that writing CDSs may generate additional income, and that high total investment return by providing a high level of current income is part of the Fund’s investment objective. In addition, writing credit default swaps provides indirect long exposure to the credits underlying the swaps.

Prospectus Summary – Investment Adviser (page 12)

10.

Comment: The first paragraph of this section states that the Adviser will receive an annual fee in an amount equal to 1.25% of the Fund’s “total managed assets,” defined as total assets of the Fund (including assets attributable to any reverse repurchase agreements, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements and borrowings). Please inform us whether the Fund’s derivative investments are included in the calculation of “total managed assets” and, if so, how those derivatives will be valued for that purpose. Also, please provide us with the calculation of the advisory fee as described in the Advisory Agreement. We may have additional comments after reviewing your response.

Response: Pursuant to the Fund’s investment management agreement, “total managed assets” means the total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar roll transactions, or similar transactions, borrowings, and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities in respect of reverse repurchase agreements, dollar roll transactions, or similar transactions, and borrowings).

Thus, if a derivative position held by the Fund represents an asset or liability, it will factor into the calculation of the Fund’s investment management fee. Derivatives generally will be valued for this purpose in the same manner that they are valued for purposes of calculating the Fund’s net asset value (e.g., market value or fair value). Any such asset or liability would not typically be valued for this purpose at the notional amount of the derivative.

Please note that the Adviser’s fee has been lowered to 1.00% in the most recent amendment to the Registration Statement being filed concurrently with this letter.

Prospectus Summary – Principal Risks of the Fund (page 14)

11.	Comment: High Yield Risk. Please add the term “Junk Bonds” to the term “High Yield Risk” in the heading for this section.

Response: The requested change has been made.

12.

Comment: Counterparty Risk. Disclosure provides that the Fund will be subject to credit risk with respect to the counterparties to derivative contracts and other instruments entered into by the Fund. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

Response: In response to the Staff’s comment, the Fund has adopted the following policy:

The Fund will not enter into a derivatives transaction with a counterparty if, immediately after and as a result of entering into that transaction, the aggregate amount of all obligations between the Fund and the counterparty, on a net basis, would be an obligation of the counterparty to the Fund equal to or greater than 25% of the Fund’s net asset value. The value of all such obligations to be determined in the same manner as they are determined for purposes of determining the Fund’s net asset value, except that an obligation of the counterparty to the Fund will be reduced to the extent it is collateralized or margined for the benefit of the Fund.

Summary of Fund Expense (page 33)

13.

Comment: In the table of Shareholder Transaction Expenses, the second line item states “Offering Expenses Borne by the Fund.” As all offering expenses are paid either directly or indirectly by shareholders, please delete the words “Borne by the Fund” from this line item.

Response: The requested change has been made.

14.

Comment: Administration fees paid to the investment adviser or its affiliates must be included in either “Management Fees” or “Other Expenses.” In the table of Annual Expenses, the Fund uses a third caption, “Administration Fees.” Please review the requirements of Instruction on 7.a to Item 3 of Form N-2 and, if the administration fees will be paid to the adviser or its affiliates, revise the table of Annual Expenses accordingly.

Response: The Fund’s administrator is not affiliated with the Fund’s investment adviser. Accordingly, no change has been made in response to the Staff’s comment.

15.

Comment: Since the Fund has the intention of issuing commercial paper, please revise footnote (6) to state that the line item “Interest Expense on Borrowed Funds” includes the interest expense of issuing commercial paper.

Response: The Fund does not presently intend to issue commercial paper. Applicable disclosure in the Registration Statement has been revised to clarify the Fund’s present intention.

Repurchase of Common Shares; Conversion to Open-End Fund (page 76)

16.

Comment: This section discloses the possibility that the Fund may transact tender offers for its common shares. Please revise disclosure to state that, when a tender offer is made, notice will be provided to shareholders describing the terms of the tender offer, and that the notice will contain information shareholders should consider in deciding whether or not to participate in the tender offer, as well as detailed instructions on how to tender their shares. Please also disclose when the purchase price of shares will be determined, and how shareholders may readily ascertain the net asset value per share during the period that the tender offer is open. See Guide 2 to Form N-2.

Response: The following disclosure has been added to the referenced section:

If the Fund’s Board of Trustees determines in the future to conduct a tender offer for its common shares, Fund shareholders to whom the tender offer is made will be provided notice, instructions regarding how to participate in the tender offer, and information regarding the terms of the tender offer that such shareholders should consider before determining whether to participate (including, if applicable, information regarding any applicable repurchase fee).

17.

Comment: This section also discloses the possibility that the Fund may convert to an open-end investment company. Please add disclosure that an investment in an open-end fund raises risks for investors that are different from an investment in a closed-end fund, and include a description of these different risks. Also disclose whether the Fund contemplates charging sales or redemption fees upon conversion to an open-end fund, and whether redemptions will be made in cash or securities. Additionally, please disclose in this section the requisite shareholder vote to effect a conversion to an open-end fund. See Guide 4 to Form N-2.

The requested change has been made. The following disclosure has been added to the referenced section:

Response: If the Fund’s Board of Trustees were to determine in the future to convert the Fund to an open-end company, such a conversion would require the affirmative vote or consent of holders of at least seventy-five percent (75%) of each class of the Fund’s shares entitled to vote on the matter, unless the conversion is authorized by both a majority of the Board of Trustees and seventy-five percent (75%) of the “Continuing Trustees” (defined as any member of the Fund’s Board of Trustees who either (i) has been a member of the Board of Trustees for a period of at least thirty-six months (or since the commencement of the Fund’s operations, if less than thirty-six months) or (ii) was nominated to serve as a member of the Board of Trustees by a majority of the Continuing Trustees then members of the Board of Trustees). That seventy-five percent (75%) shareholder approval requirement is higher than is required under the 1940 Act. In the event that a conversion is approved by the Board of Trustees and the Continuing Trustees as described above, the minimum shareholder vote required under the 1940 Act would be necessary to authorize the conversion. Currently, the 1940 Act would require approval of the holders of a “majority of the outstanding” Common Shares and, if issued, preferred shares voting together as a single class, and the holders of a “majority of the outstanding” preferred shares (if any) voting as a separate class, in order to authorize a conversion. If the Fund converted to an open-end company, it would be required to redeem any preferred shares then outstanding (requiring in turn that it liquidate a portion of its investment portfolio), and the Fund’s Common Shares likely would no longer be listed on the New York Stock Exchange. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less a redemption charge, if any, as might be in effect at the time of redemption. Such redemptions typically are made in cash. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end companies typically engage in a continuous offering of their shares. Open-end companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. Open-end companies also are generally subject to greater restrictions than closed-end companies on their ability to invest in illiquid securities and to engage in leverage, which may affect adversely the Fund’s performance. In determining whether to submit to Fund shareholders a proposal to convert to an open-end company, the Board of Trustees would consider all factors it determined to be relevant, including, potentially, the relationship of the market price of the Common Shares to net asset value, the extent to which the Fund’s capital structure is leveraged and the possibility of re-leveraging, the spread, if any, between the yields on securities in the Fund’s portfolio and interest and dividend charges on outstanding Fund borrowings or any preferred shares issued by the Fund and general market and economic conditions.

Statement of Additional Information

Investment Restrictions (page 43)

18.

Fundamental Restriction (4) states that loan participations will be considered investments in the industry of the underlying borrower, and that derivatives counterparties are not considered to be part of any industry. Please explain to us why loan participations will not also be considered to be investments in the industry of the issuer of the loan participations, and why derivatives counterparties are not considered to be part of any industry. We may have additional comments after reviewing your response.

Response: When the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes in response to changes in the value of the underlying security, index or commodity and very little in response to factors affecting the industry of which the dealer counterparty is a part. Thus, a derivatives transaction with a dealer counterparty does not typically give rise to industry concentration concerns comparable to those that might arise in connection with, for example, an investment by the Fund in the equity or debt securities of the dealer. Similarly, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and very little in response to factors affecting the industry of the participating agent or other financial intermediary.

Management of Fund (page 44)

19.

Comment: We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board’s role in risk oversight; a brief discussion the specific experience, qualifications, attributes or skills of each individual director that led to the conclusion that the individual should serve as a director of the Fund; and any directorships held by each director during the past five years. See Item 18 of Form N-2.

Response: The Fund intends to provide disclosure in accordance with Item 18 of Form N-2 in subsequent pre-effective amendments to the Registration Statement.

General Comments

20.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

21.

Comment: We note that portions of the filing are incomplete. We may have additiona1 comments on such portions when you complete them in pre-effective amendments, on disclose made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Except as noted below in response to Comment 22, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

22.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

23.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request.

24.

Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

25.

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund and its management have been made aware of this comment.

* * * * *

As to the final portion of the Comment Letter, the Fund intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration during the penultimate week of December 2011.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4632 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Ron Redell

Timothy W. Diggins, Esq.